Graubard Miller

The Chrysler Building

405 Lexington Avenue

New York, N.Y. 10174-1901

(212) 818-8800

facsimile	direct dial number
(212) 818-8881	(212) 818-8638
email address
jgallant@graubard.com

April 14, 2020

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, DC 20549

RE:	Property Solutions Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted March 11, 2020

CIK No. 0001805521

Ladies and Gentlemen:

On behalf of Property Solutions Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated April 7, 2020, relating to the above-captioned Draft Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in the amended Registration Statement, a copy of which has been marked with the changes from the original confidential submission of the Registration Statement

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Draft Registration Statement on Form S-1

Prospectus Summary

Effecting a Business Combination, page 2

1.	We note you disclose that you will not consummate your initial business combination unless you have net tangible assets of at least $5,000,001 immediately prior to or upon consummation of such business combination. Please revise to clarify, if applicable, that your amended and restated certificate of incorporation will not provide a maximum conversion threshold and add a risk factor that highlights related risks to an investor.

We have revised the disclosure on pages 2, 11, 24 and 50 of the Registration Statement as requested.

Securities and Exchange Commission

April 14, 2020

The Offering

Limited payments to insiders, page 10

2.	We note your disclosure that you may pay consulting, success or finder fees to your sponsor, officers, directors, initial stockholders or their affiliates in connection with the consummation of your initial business combination. Please disclose whether there are limits on the amount of such fees.

We have revised the disclosure on pages 11, 35, 61 and 69 of the Registration Statement as requested.

Risk Factors

Our initial stockholders will control a substantial interest in us, page 25

3.	Please expand your disclosure to discuss that EarlyBirdCapital has agreed to vote its representative and private shares in favor of any proposed business combination and disclose the number of common shares sold in this offering required to approve a proposed business combination given that EarlyBirdCapital and your sponsor, officers, directors and initial stockholders have agreed to vote in favor of any proposed business combination.

We have revised the disclosure on page 26 of the Registration Statement as requested.

Our amended and restated certificate of incorporation will provide, page 31

4.	We note your disclosure here and on page 75. Please ensure your exclusive forum provision in your amended and restated certificate of incorporation clearly states that it will not apply to suits brought to enforce any duty or liability created by the Exchange Act, or tell us how you will inform investors in future filings that the provision does not apply to any such actions.

The Staff’s comment is duly noted. We will ensure that the exclusive forum provision in the Company’s amended and restated certificate of incorporation clearly states that it will not apply to suits brought to enforce any duty or liability created by the Exchange Act.

Securities and Exchange Commission

April 14, 2020

Management

Conflicts of Interest, page 65

5.	We note you disclose that each of your officers and directors has contractually agreed to present to you, prior to presentation to any other entity, any suitable business opportunity which may reasonably be required to be presented to you, subject to any fiduciary or contractual obligations he might have. Please discuss whether such fiduciary or contractual obligations are limited to the pre-existing fiduciary or contractual obligations with the entities reflected in your tabular disclosure and the effect that such fiduciary or contractual obligations may have on your ability to pursue a business combination opportunity. Please also revise your risk factor disclosure under “Our officers and directors or their affiliates have pre-existing fiduciary and contractual obligations and may in the future become affiliated with other entities engaged in business activities similar to those intended to be conducted by us” on page 22 accordingly.

With respect to the first part of the Staff’s comment relating to the limitation on pre-existing fiduciary or contractual obligations, as indicated on page 64 of the Registration Statement, each of the Company’s officers and directors has contractually agreed to present to the Company for its consideration, prior to presentation to any other entity, any suitable business opportunity which may reasonably be required to be presented to the Company, subject to any fiduciary or contractual obligations he might have, not just the ones listed in the table on page 64 of the Registration Statement. However, the only entities that we can list at this time are the ones currently affiliated with the Company’s officers and directors and indicated in the foregoing table. As a result, we have not revised the disclosure in response to this part of the Staff’s comment.

With respect to the part of the Staff’s comment relating to the effect that the foregoing obligations will have on the Company’s ability to pursue a business combination, while the foregoing may limit the pool of potential business combination candidates, the Company does not believe that this limitation will be material. We have revised the disclosure on page 64 of the Registration Statement to reflect the foregoing. However, we have not revised the risk factor appearing on page 22 of the Registration Statement as the foregoing would be adding an ameliorative statement to the risk factor and the SEC guidance is to avoid including such disclosures in applicable risk factors.

Securities and Exchange Commission

April 14, 2020

6.	We note your disclosure on page 62 that your audit committee will consist of David Amsterdam, Avi Savar and Eduardo Abush, and your disclosure that each such individual is an independent director under Nasdaq’s listing standards. We also note your disclosure on page 66 that David Amsterdam, Avi Savar and Eduardo Abush are members of your sponsor. Please disclose any potential conflicts of interest that may be material, and include related risk factor disclosure. Please also discuss this relationship in the context of your risk factor disclosure on page 19 regarding the role of your independent directors in determining whether to enforce indemnification obligations against your sponsor.

With respect to the first part of the Staff’s comment, we respectfully do not believe that the aforementioned affiliation would cause any material conflict of interest relating to such individuals’ general obligations as board members due to the fact that each of such individual’s beneficial ownership of the Company’s shares held by the sponsor is less than 1%. Furthermore, each individual is a passive investor in the sponsor and none of such individuals has any voting or dispositive power over the shares held by the sponsor. As a result, such individuals’ ownership of membership interests in the sponsor is no different than if each individual held his shares of the Company directly. We therefore have not modified the disclosure in the Registration Statement in response to this part of the Staff’s comment.

With respect to the second part of the Staff’s comment, we have revised the disclosure on page 19 of the Registration Statement as requested to reflect that the individuals may have an additional conflict of interest in determining whether to cause the Company to enforce the indemnification obligations of the sponsor.

* * * * *

Thank you for your attention to our amendment and these responses. If you have any questions or need additional information, please call the undersigned at 212-818-8638.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mr. Jordan Vogel